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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Portugal orders 12 Embraer A-29N Super Tucano aircraft

• European country becomes the launch customer of the A-29N, the NATO version of this world-renowned advanced trainer and light attack aircraft

Lisbon, Portugal, December 16, 2024 – Today, the Portuguese Ministry of National Defense signed a contract with Embraer (NYSE: ERJ/B3: EMBR3) to acquire 12 A-29N Super Tucanos that will equip the Portuguese Air Force, making Portugal the launch customer of the new variant of this advanced trainer and light attack aircraft. This acquisition reflects Portugal’s commitment to modernizing its Air Force with a versatile and proven aircraft, ideally suited for Advanced Pilot Training, Light Attack, Close Air Support (CAS) and Intelligence, Surveillance, and Reconnaissance (ISR) missions.

The A-29N Super Tucano variant incorporates advanced avionics, NATO-specific communications systems and other non-disclosed new capabilities tailored to meet Portugal’s operational requirements. With this purchase, Portugal becomes the first nation to operate the A-29N, leading the way in adopting a very capable platform designed to support a wide range of modern defense missions.

“We would like to thank the Portuguese Ministry of National Defense and Air Force for the trust they place in Embraer solutions. This contract gives us the opportunity to contribute to the modernization of the Portuguese Air Force and to further deepen our strong partnership, paving the way for additional industrial cooperation with the local defense industry,” said Bosco da Costa Junior, President and CEO of Embraer Defense & Security.

The A-29 Super Tucano is the global leader in its category, boasting over 260 orders, surpassing 570,000 flight hours, with 60,000 of those in combat. The number of air forces operating the A-29 Super Tucano is steadily expanding due to its unmatched combination of capabilities, making it the most cost-effective option in the market.

For Air Forces seeking a proven, comprehensive, efficient, reliable, and cost-effective solution on a single platform, coupled with great operational flexibility, the A-29 Super Tucano offers a wide range of missions such as Advanced Pilot Training, CAS, Air Patrol, Air Interdiction, JTAC Training, Armed ISR, Border Surveillance, Reconnaissance and Air Escort.

The A-29 Super Tucano is the most effective multi-mission aircraft in its category, equipped with state-of-the-art technology for precise target identification, weapons systems, and a comprehensive communications suite. Its capability is further enhanced by advanced HMI avionics systems integrated into a robust airframe capable of operating from unpaved runways in austere environments and without infrastructure. Furthermore, the aircraft has reduced maintenance requirements and offers high levels of reliability, availability, and structural integrity with low life cycle costs.

Images: https://embraer.bynder.com/share/B57652A4-92F4-442E-9A1ABAD882667EC4/

About Embraer

Embraer is a global aerospace company headquartered in Brazil, with businesses in Commercial and Executive Aviation, Defense and Security, and Agricultural Aviation.

The company designs, develops, manufactures, and markets aircraft and systems, providing comprehensive after-sales services and support. Since its founding in 1969, Embraer has delivered over 9,000 aircraft. On average, one Embraer-manufactured aircraft takes off every 10 seconds somewhere in the world, transporting over 150 million passengers annually. Embraer is the leading manufacturer of commercial jets with up to 150 seats and the top exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations